                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ----------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                MIM Corporation
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $.0001 par value per share
  ----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   553044108
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

  Douglas Leonard c/o MIM Corporation, 25 North Road, Peace Dale, Rhode Island
  ----------------------------------------------------------------------------
                             02883  (401) 782-0702
  ----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 4, 1996
  ----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                        (Continued on following pages)

                              (Page 1 of 4 pages)
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

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               CUSIP No.  553044108                         13D                    Page      2      of      4      Pages
                          ---------                                                      ---------      ---------
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 1     NAME OF REPORTING PERSONS

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Ernest Corvese, as Trustee of The Corvese Irrevocable Trust -- 1992
----------------------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [   ]
                                                                                                              (b) [ x ]
       E. David Corvese, Brian Corvese and Nancy P. Corvese are the sons and daughter-in-law, respectively, of Reporting Person.
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 3     SEC USE ONLY


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 4     SOURCE OF FUNDS

                                                                                                                        OO
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

       TO ITEM 2(d) or 2(e)                                                                                          [   ]
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       U. S. A.
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                                                                                                     704,760
                        ----------------------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

       OWNED BY                                                                                                          0
                        ----------------------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING                                                                                                    704,760
                        ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                                                                                                         0
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                   704,760
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                                                                [   ]

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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                                      5.9%
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 14    TYPE OF REPORTING PERSON

                                                                                                                        IN
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

                                                               Page 3 of 4 Pages

Item 1.    Security and Issuer.

           Common Stock, $.0001 par value per share

           MIM Corporation
           1 Blue Hill Plaza, 15th Floor, P.O. Box 1670
           Pearl River, New York  10965-8670

Item 2.    Identity and Background.

     (a)   Ernest Corvese, as Trustee of The Corvese Irrevocable Trust -- 1992

     (b)   MIM Corporation, P.O. Box 3689, Peace Dale, Rhode Island  02883

     (c)   Retired

     (d) During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)   U.S.A.

Item 3.    Source and Amount of Funds or Other Consideration.

     Reporting Person acquired the securities being reported on in this Report as a member of MIM Holdings, LLC, pursuant to a pro-rata distribution of assets of MIM Holdings, LLC to its members. No consideration was or will be paid for such distribution.

Item 4.    Purpose of Transaction.

     The purpose of the acquisition of securities being reported on in this Report is as stated in the response to Item 3, above. Reporting Person does not have any plans or proposals to effectuate any actions the same or similar to those specified in the instructions to this Item 4.

Item 5.    Interest in Securities of the Issuer.

     (a)   Amount beneficially owned:  704,760 shares

           Percent of class:           5.9 %

                                                               Page 4 of 4 Pages

     (b) Number of shares as to which Reporting Person has:

         (i)    Sole power to vote or to direct the vote                 704,760

         (ii)   Shared power to vote or to direct the vote                     0

         (iii)  Sole power to dispose or to direct the disposition of    704,760

         (iv)   Shared power to dispose or to direct the disposition of        0

     (c) Reporting Person has not effected any transaction in the class of securities being reported on in this Report during the past 60 days.

     (d) No other person is known to Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not Applicable

Item 7.  Materials to be Filed as Exhibits.

     Not Applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 10, 1997
                              ----------------------------------------------
                                                   (Date)


                                        /s/ Ernest Corvese, Trustee
                              ----------------------------------------------
                                                 (Signature)


                                         Ernest Corvese, Trustee of
                                  The Corvese Irrevocable Trust -- 1992
                              ----------------------------------------------
                                                 (Name/Title)

                                       4